UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DRILLING TOOLS INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26205E 107

(CUSIP Number)

Michael W. Domino

3701 Briarpark Drive, Suite 150

Houston, Texas 77042

(832) 742-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 26205E 107	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons: Michael W. Domino, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 1,840,812[1]
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,840,812[1]
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,840,812[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 6.1%
14.	Type of Reporting Person (See Instructions): IN

[1]

Includes 370,264 shares of Common Stock (as defined herein) subject to options to acquire shares of Common Stock held by Mr. Domino, that are exercisable within 60 days of this statement on Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Drilling Tools International Corporation (the “Issuer”), a Delaware corporation. The address of the Issuer’s principal executive office is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Michael W. Domino, Jr. (the “Reporting Person”).

(b) The business address of the Reporting Person is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042.

(c) The principal business of Mr. Domino is serving as the President of the Directional Tool Rentals Division (the “DTR Division”) of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Domino is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 20, 2023 (the “Closing Date”), Drilling Tools International Holdings, Inc., a Delaware corporation (“DTIH”), ROC Energy Acquisition Corp., a Delaware corporation (“ROC”), and ROC Merger Sub, Inc., a Delaware corporation and a directly, wholly owned subsidiary of ROC (“Merger Sub”), consummated a business combination pursuant to an agreement and plan of merger, dated February 13, 2023 (the “Initial Merger Agreement”), by and among DTIH, ROC and Merger Sub, as amended by the First Amendment to the Agreement and Plan of Merger, dated June 5, 2023 (the “Merger Agreement Amendment” and the Initial Merger Agreement as amended thereby, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into DTIH, with DTIH surviving the merger as a wholly owned subsidiary of ROC (the “Merger,” and together with the other transactions contemplated by the Merger Agreement and the other agreements contemplated thereby, the “Business Combination”). In connection with the consummation of the Business Combination (the “Closing”), ROC changed its name to “Drilling Tools International Corporation”.

In connection with the Closing, and pursuant to the terms of the Merger Agreement, among other things, each share of (i) common stock of DTIH (“DTIH Common Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 0.2282 shares of Common Stock and (ii) each share of preferred stock of DTIH (“DTIH Preferred Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive (a) $0.54 in cash per share of DTIH Preferred Stock and (b) 0.3299 shares of Common Stock.

In connection with the Closing, Mr. Domino received 1,470,548 shares of Common Stock in exchange for his shares of DTIH Common Stock. In connection with the Closing, Mr. Domino received options to acquire 370,264 shares of Common Stock (the “Domino DTIC Options”) in exchange for his options to purchase shares of DTIH Common Stock. The Domino DTIC Options are exercisable within 60 days of this Schedule 13D.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Initial Merger Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference, and the full text of the Merger Agreement Amendment, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common Stock either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Common Stock now owned or hereafter acquired. In addition, the Reporting Person may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of Directors (the “Board”) of the Issuer, other stockholders of the Issuer, and/or other third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions the Reporting Person may undertake with respect to his investment in the Issuer will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Common Stock, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

Mr. Domino, in his capacity as President of the DTR Division, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2023 Omnibus Incentive Plan (the “2023 Omnibus Incentive Plan”), filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) See Rows (11) and (13) of the cover pages to this Schedule 13D. The percentage used in Row (13) of the cover page to this Schedule 13D is calculated based upon 30,138,799 shares of Common Stock, which is the sum of the 29,768,568 shares of Common Stock outstanding after the Business Combination and the number of shares subject to the Domino DTIC Options.

(b) See Rows (7) through (10) of the cover pages to this Schedule 13D.

(c) Other than as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 13, 2023, ROC, the Reporting Person and other parties entered into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which is attached hereto as Exhibit 4 and is incorporated herein by reference. Pursuant to the Amended and Restated Registration Rights Agreement, ROC agreed to use commercially reasonable efforts to file a registration statement under the Securities Act of 1933, as amended, to permit the resale of certain shares of Common Stock within 30 days of the Closing Date.

On the Closing Date, in connection with the Closing, the Issuer and the Reporting Person entered into a Company Stockholder Lock-up Agreement (the “Lock-up Agreement”), a form of which is attached hereto as Exhibit 5 and is incorporated herein by reference. Pursuant to the Lock-up Agreement, the Reporting Person agreed, subject to certain customary exceptions, that during the period that is the earlier of (i) the date that is 180 days following the Closing Date and (ii) the date specified in a written waiver of the provisions of the Lock-up Agreement duly executed by ROC Energy Holdings, LLC, a Delaware limited liability company and the Issuer, not to dispose of, directly or indirectly, any shares of Common Stock subject to the Lock-up Agreement, or take other related actions with respect to such shares. The shares of Common Stock subject to the Lock-up Agreement include all such shares held by the Reporting Person.

On the Closing Date, in connection with the Closing, the Issuer entered into an Indemnification Agreement with each member of the Board and several officers (collectively, the “Indemnification Agreements”), including Mr. Domino, a form of which is attached hereto as Exhibit 6 and is incorporated herein by reference. The Indemnification Agreements require the Issuer to indemnify the members of the Board and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services to the Issuer or any other company or enterprise to which the person provides services at the Issuer’s request.

The foregoing descriptions of the Amended and Restated Registration Rights Agreement, the Lock-up Agreement and the Indemnification Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as Exhibit 4, Exhibit 5 and Exhibit 6, respectively.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any Reporting Person and any other person or entity.

The information set forth in Item 3 with respect to the Merger Agreement and Item 4 with respect to the 2023 Omnibus Incentive Plan is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of February 13, 2023, by and among ROC Energy Acquisition Corp., ROC Merger Sub, Inc. and Drilling Tools International Holdings, Inc. (incorporated by reference to Exhibit 2.1 to ROC Energy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on February 13, 2023).

Exhibit 2	First Amendment to the Agreement and Plan of Merger, by and among ROC Energy Acquisition Corp., ROC Merger Sub, Inc. and Drilling Tools International Holdings, Inc. (incorporated by reference to Exhibit 2.1 to ROC Energy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 9, 2023).

Exhibit 3	Form of 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to ROC Energy Acquisition Corp.’s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of February 13, 2023, between ROC Energy Acquisition Corp., Michael W. Domino and the other parties thereto (incorporated by reference to Exhibit 10.18 to ROC Energy Acquisition Corp.’s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).

Exhibit 5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.12 to ROC Energy Acquisition Corp.’s Registration Statement on Form S-4 (File No. 333-269763), filed with the Securities and Exchange Commission on February 14, 2023).

Exhibit 6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-41103), filed with the Securities and Exchange Commission on June 27, 2023).

[The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

Michael W. Domino

/s/ Michael W. Domino, Jr.
Michael W. Domino, Jr.